Page 1 of 11 Pages

                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G

                     Under the Securities exchange Act of 1934



                           INGERSOLL-RAND PLC
             -----------------------------------------------------
                              (NAME OF ISSUER)

                                  SHS
             -----------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                 G47791101
             -----------------------------------------------------
                              (CUSIP NUMBER)

                           October 31, 2009
             -----------------------------------------------------
            (Date of event which requires filing of this Statement)

    NOTE: A MAJORITY OF THE SHARES REPORTED IN THIS SCHEDULE 13G ARE HELD BY UNAFFILIATED THIRD-PARTY CLIENT ACCOUNTS MANAGED BY ALLIANCEBERNSTEIN L.P., AS INVESTMENT ADVISER. (ALLIANCEBERNSTEIN L.P. IS A MAJORITY -OWNED SUBSIDIARY OF AXA FINANCIAL, INC.)


    this Schedule is filed:

      X  Rule 13d-1(b)
         Rule 13d-1(c)
         Rule 13d-1(d)

    * The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (CONTINUED ON FOLLOWING PAGE(S))






<PAGE
    CUSIP NO. G47791101           13G                        Page 2 of 11 Pages


  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Assurances I.A.R.D. Mutuelle

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP *         (A) [X]
                                                                (B) [ ]

  3. SEC USE ONLY


  4. CITIZENSHIP OR PLACE OF ORGANIZATION
        France

          NUMBER OF         5.   SOLE VOTING POWER            27,409,612
            SHARES
         BENEFICIALLY       6.   SHARED VOTING                0
       October 31, 2009     POWER
            BY EACH                                           34,423,804
           REPORTING        7.   SOLE DISPOSITIVE
         PERSON WITH:       POWER                             0

  9. AGGREGATE AMOUNT BENEFICIALLY                            34,423,804
OWNED BY EACH
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN
      SHARES *                                                    | |

 11. PERCENT OF CLASS REPRESENTED BY                          10.8%

 12. TYPE OF REPORTING PERSON *
       IC
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

<PAGE

CUSIP NO. G47791101                13G                     Page 3 of 11 Pages

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Assurances Vie Mutuelle

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP *         (A) [X]
                                                                (B) [ ]

  3. SEC USE ONLY

  4. CITIZENSHIP OR PLACE OF ORGANIZATION
        France
          NUMBER OF         5.   SOLE VOTING POWER            27,409,612
            SHARES
         BENEFICIALLY       6.   SHARED VOTING                0
       October 31, 2009     POWER
            BY EACH                                           34,423,804
           REPORTING        7.   SOLE DISPOSITIVE
         PERSON WITH:       POWER                             0


  9. AGGREGATE AMOUNT BENEFICIALLY                            34,423,804
OWNED BY EACH
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN
     SHARES *                                                    | |

 11. PERCENT OF CLASS REPRESENTED BY                          10.8%

 12. TYPE OF REPORTING PERSON *
       IC
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!



 <PAGE

 CUSIP NO. G47791101                13G         Page 4 of 11

   1. NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AXA

   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A
 GROUP *         (A) [ ]
                                                                 (B) [ ]

   3. SEC USE ONLY


   4. CITIZENSHIP OR PLACE OF ORGANIZATION
         France
           NUMBER OF        5.   SOLE VOTING POWER             27,409,612
             SHARES
          BENEFICIALLY      6.   SHARED VOTING                 0
           OWNED AS OF      POWER
        October 31, 2009                                       34,423,804
            REPORTING       7.   SOLE DISPOSITIVE
          PERSON WITH:      POWER                              0


   9. AGGREGATE AMOUNT BENEFICIALLY                            34,423,804
 OWNED BY EACH
      (Not to be construed as an admission of beneficial ownership)

  10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
 EXCLUDES CERTAIN
      SHARES *                                                    | |
  11. PERCENT OF CLASS REPRESENTED BY                          10.8%

  12. TYPE OF REPORTING PERSON *
        IC

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

<PAGE

CUSIP NO. G47791101                13G                     Page 5 of 11 Pages

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Financial, Inc.      13-3623351

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP *         (A) [ ]
                                                                (B) [ ]

  3. SEC USE ONLY


  4. CITIZENSHIP OR PLACE OF ORGANIZATION
       State of Delaware
          NUMBER OF         5.   SOLE VOTING POWER            27,409,612
            SHARES
         BENEFICIALLY       6.   SHARED VOTING                0
       October 31, 2009     POWER
            BY EACH                                           34,423,804
           REPORTING        7.   SOLE DISPOSITIVE
         PERSON WITH:       POWER                             0


  9. AGGREGATE AMOUNT BENEFICIALLY                            34,423,804
OWNED BY EACH
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN
     SHARES *                                                    | |

 11. PERCENT OF CLASS REPRESENTED BY                          10.8%

 12. TYPE OF REPORTING PERSON *
       HC

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

<PAGE

                                   13G                     Page 6 of 11 Pages

Item 1(a) Name of
          INGERSOLL-RAND PLC

Item 1(b) Address of Issuer's Principal Executive Offices:
          C/O INGERSOLL-RAND COMPANY
          PISCATAWAY,  NJ 08855


Item 2(a) and (b)
          Name of Person Filing and Address of Principal Business Office:

          AXA Assurances I.A.R.D Mutuelle, and
          AXA Assurances Vie Mutuelle,
          26, rue Drouot
          75009 Paris, France

          as a group (collectively, the 'Mutuelles AXA').

          AXA
          25, avenue Matignon
          75008 Paris, France

          AXA Financial, Inc.
          1290 Avenue of the Americas
          New York, New York 10104

  (Please contact Dean Dubovy at (201) 743-5068 with any questions.)









<PAGE

                                   13G                     Page 7 of 11 Pages
Item 2(c) Citizenship:
          Mutuelles AXA and AXA - France
          AXA Financial, Inc. - Delaware

Item 2(d) Title of Class of Securities:

          SHS

Item 2(e) Cusip Number:
          G47791101

Item 3.   Type of Reporting Person:
          AXA Financial, Inc. as a parent holding company, in accordance with 240.13d-1(b)(ii)(G).

          The Mutuelles AXA, as a group, acting as a parent holding company.

          AXA as a parent holding company.

<PAGE
                                   13G                     Page 8 of 11 Pages
<TABL

Item 4. Ownership as      October 31, 2009
        (a) Amount Beneficially Owned:
34,423,804   shares of common stock beneficially owned including:
                                                         No. of Shares
                                                           Subtotals
                                                       ------------------


The Mutuelles AXA, as a group                                           0

AXA                                                                     0

AXA Entity or Entities



AXA Financial, Inc.                                                     0

Subsidiaries:

AllianceBernstein L.P.
acquired solely for investment
purposes on behalf of client
discretionary investment advisory
accounts:


  Common Stock                                    34,363,072


                                                               34,363,072
AXA Equitable Life Insurance Company
acquired solely for investment
purposes:

  Common Stock                                        60,732
                                                                   60,732
                                                            -------------
    Total                                                      34,423,804
                                                            =============

Each of the Mutuelles AXA, as a group, and AXA expressly declares that the filing of this Schedule 13G shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G.

Each of the above subsidiaries of AXA Financial, Inc. operates under independent management and makes independent decisions.

       (b) Percent of Class:                                10.8%
                                                            =============


                                                           Page 9 of 11 Pages

                                                     ITEM 4. Ownership as of
              (CONT.)

       (c) Deemed Voting Power and Disposition Power:
                         (i)         (ii)          (iii)        (iv)
                        Deemed        Deemed        Deemed       Deemed
                        to have       to have       to have      to have
                        Sole Power    Shared Power  Sole Power   Shared
Power
                        to Vote       to Vote       to Dispose   to Dispose
                        or to         or to         or to        or to
                        Direct        Direct        Direct the   Direct the
                        the Vote      the Vote      Disposition  Disposition
                        ------------  ------------  ------------ ------------
The Mutuelles AXA,
AXA                              0             0             0             0

AXA Entity or Entities:


AXA Financial, Inc.              0             0             0             0

Subsidiaries:
------------
 AllianceBernstein      27,353,855             0    34,363,072             0

 AXA Equitable              55,757             0        60,732             0
 Life Insurance

                      ------------  ------------  ------------  ------------
                          27,409,6             0    34,423,804             0
                      ============  ============  ============  ============

Each of the above subsidiaries of AXA Financial, Inc. operates under independent management and makes independent voting and investment decisions.

                                                           Page 10 of 11 Pages
Item 5. Ownership of Five Percent or Less of a Class:
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of
        more than five percent of the class of securities, ( )

Item 6. Ownership of More than Five Percent on behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reporting on by the Parent Holding Company:

        This Schedule 13G is being filed by AXA Financial, Inc.; AXA, which owns AXA Financial, Inc.; and the Mutuelles AXA, which as a group control AXA:

   ( ) in the Mutuelles AXAs' capacity, as a group, acting as a parent holding company with respect to the holdings of the following AXA entity or entities:

   ( ) in AXA's capacity as a parent holding company with respect to the holdings of the following AXA entity or entities:


   (X) in AXA Financial, Inc.'s capacity as a parent holding company with respect to the holdings of the following subsidiaries:
   (X)  AllianceBernstein L.P.
        (13-3434400), an investment adviser registered under
        Section 203 of the Investment Advisers Act of 1940.


   (X)  AXA Equitable Life Insurance Company
        (13-5570651), an insurance company and an investment adviser registered under Section 203 of the Investment
        Advisers Act of 1940.

                                                         Page 11 of 11 Pages

Item 8. Identification and Classification of Members of the Group.
    N/A

Item 9.  Notice of Dissolution of Group:                                N/A

Item 10. Certification:

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement
   Date:   ,November 10,                   AXA FINANCIAL, INC.*







                                           /s/ Alvin H. Fenichel

                                              Alvin H. Fenichel
                                            Senior Vice President
                                               and Controller






   *Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, among AXA Financial, Inc., AXA Assurances I.A.R.D Mutuelle, AXA Assurances Vie Mutuelle, and AXA, this statement
    Schedule 13G is filed on behalf of each of them.